Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund December 2015 Update
January 22, 2016

Supplement dated January 22, 2016 to Prospectus dated April 24, 2015
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-5.7%	-12.4%	$11.0M	$1,092.80
B	-5.7%	-13.0%	$120.8M	$904.13
Legacy 1	-5.5%	-10.4%	$1.9M	$837.54
Legacy 2	-5.5%	-10.7%	$0.6M	$822.19
Global 1	-5.5%	-10.5%	$19.5M	$817.71
Global 2	-5.6%	-10.6%	$3.9M	$803.03
Global 3	-5.7%	-12.2%	$56.0M	$713.66
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar declined due to beliefs the Federal Reserve will delay raising interest rates again until at least April 2016.  The British pound weakened following the release of disappointing employment data.  The Japanese yen strengthened after the global stock markets fell, which fostered increased demand for safe-haven assets.  The Canadian dollar weakened as the price of oil, one of its economy’s biggest exports, fell sharply.

Energy:  Prices in the crude oil markets declined as domestic supplies continued to increase and after the International Energy Agency warned already-elevated supplies could expand in 2016.  Natural gas markets moved higher, driven by a reduction in domestic supplies and forecasts for colder weather.

Equities:  Global equity markets declined as plunging oil prices negatively affected major indices and as investors awaited the Federal Reserve interest rate hike decision.  China’s decision to further depreciate the yuan added to concerns about the fragile Chinese economy and drove stock prices lower.  U.S. equity markets also fell on concerns regarding fourth quarter earnings.

Fixed Income:  U.S. Treasury markets fell due to a combination of bullish forecasts for U.S. economic growth, the Federal Reserve's decision to raise interest rates and on weak demand during a Treasury auction.  European bond markets also moved lower after the interest rate increase and after the European Central Bank stated its intention to keep current stimulus measures unchanged.

Grains/Foods:  Corn markets fell on weak international demand and in anticipation the grain export limitations in Argentina will be less restrictive.  Wheat markets rose after the USDA reported weekly U.S. export sales were positive and indicated wheat production was lower than previously estimated.  Sugar prices increased as forecasts for dry weather in Brazil created concerns future supplies might be reduced.  Weakness in the Brazilian real also drove sugar markets higher.

Metals:  Gold and silver prices declined as the U.S. dollar strengthened after the U.S. interest rate rose for the first time in over nine years.  Copper prices increased following signs of growth stabilization in China - the world's biggest refined metal producer and consumer - and after a series of recent announcements from producers which described pending cutbacks in copper production.  Bullish U.S. economic data which fueled forecasts for improved industrial demand also drove copper and aluminum markets higher.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2015

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$114,487	-$3,439,263
Change In Unrealized Income (Loss)	-12,237,452	-9,613,209
Brokerage Commission	-129,387	-1,351,845
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-164,085	-2,624,470
Change in Accrued Commission	20,301	-7,468
Net Trading Income (Loss)	-12,396,136	-17,036,255

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$77,238	$999,488
Interest, Other	18,012	280,948
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-12,300,886	-15,755,819

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-10,285	2,561,516
Operating Expenses	46,118	666,353
Organization and Offering Expenses	53,225	770,629
Brokerage Expenses	925,344	13,588,815
Dividend Expenses	0	0
Total Expenses	1,014,402	17,587,313

Net Income (Loss)	-$13,315,288	-$33,343,132

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$233,457,576	$298,529,189
Additions	45,000	1,795,887
Net Income (Loss)	-13,315,288	-33,343,132
Redemptions	-6,452,450	-53,247,106
Balance at December 31, 2015	$213,734,838	$213,734,838

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,092.804	10,065.32909	$10,999,427	-5.70%	-12.41%
B	$904.131	133,628.66322	$120,817,860	-5.75%	-12.97%
Legacy 1	$837.540	2,287.13779	$1,915,569	-5.51%	-10.44%
Legacy 2	$822.192	778.64698	$640,197	-5.53%	-10.66%
Global 1	$817.705	23,876.58006	$19,524,006	-5.49%	-10.46%
Global 2	$803.030	4,823.10245	$3,873,097	-5.56%	-10.64%
Global 3	$713.657	78,419.57351	$55,964,683	-5.70%	-12.16%

To the best of my knowledge and belief the information contained herein is accurate and complete.
__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership